SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2004
GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Reports Q4 and 2003 Revenues

•	Revenues in line with previously issued guidance
•	Revenue decline reflects continued migration to higher margin automated services
•	Automated services reach 72.2% of Q4 2003 revenues

Denver, Colorado, and Montpellier, France – February 12, 2004 – Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), a leading global conferencing specialist, today reported revenues (unaudited) for the fourth quarter and fiscal year ended December 31, 2003. The Company’s fourth quarter and 2003 reported revenues are in line with previously issued guidance. All results are reported under French Generally Accepted Accounting Principles (GAAP).

	USD	EUR		USD	EUR

Q4 2003
	$ 42.0	€ 35.3	2003	$ 180.4	€ 159.5
Q4 2002
	$ 46.4	€ 46.4	2002	$ 190.3	€ 201.4

Change %	-9.5%	-23.9%		-5.2%	-20.8%

“During 2003, the Company has continued to drive the migration towards our higher-margin, automated conferencing services. As a result, we continue to see strong growth of automated services and an expected decline in our attended services”, stated François Legros, Chairman and Chief Executive Officer.

Fourth quarter call volumes were 329 million minutes. Total call volumes for 2003 were 1,311 million minutes, up 12.8% from 2002.

Automated service volumes represented 83.4% of total 2003 call volumes and increased by 32.1% compared to 2002. Automated services accounted for 72.2% of fourth quarter 2003 revenue and for 67.6% of total 2003 revenue.

In U.S. dollars, fourth quarter 2003 revenue was $42.0 million compared to $46.4 million in the prior year, a 9.5% decline. Fourth quarter revenue was €35.3 million reflecting the exchange rate fluctuation.

In U.S. dollars, 2003 revenue was $180.4 million compared to $190.3 million in 2002, a 5.2% decline. 2003 revenue was €159.5 million reflecting the exchange rate fluctuation.

The decline in revenue from 2002 was anticipated and primarily reflected the weak U.S. dollar, the continuing shift toward automated services and industry-wide price erosion.

“We continue to see strong growth opportunities for our automated and multimedia services in North America, Europe, and in Asia Pacific. We expect the migration to high margin, automated services to continue until they represent approximately 80% of revenue”, stated Michael E. Savage, Executive Vice President and Chief Financial Officer.

Financial calendar
Management is providing the following dates for earnings releases in 2004:

•	Year 2003 earnings:	March 31, 2004
•	First quarter 2004 earnings:	May 12, 2004
•	Second quarter 2004 earnings:	August 10, 2004
•	Third quarter 2004 earnings:	November 15, 2004

Forward-Looking Statements
This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties’ intent, belief or current expectations regarding future events and trends affecting the parties’ financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on May 15, 2003. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

About Genesys Conferencing
Genesys Conferencing is a global leader in integrated multimedia conferencing, providing a full range of practical and innovative real-time collaboration and conferencing services to over 18,000 clients worldwide. A leading multimedia conferencing specialist, with an unmatched global presence, Genesys Conferencing has established its integrated multimedia technology in 20 countries throughout Europe, Asia Pacific and North America. Genesys Conferencing is listed on the Nouveau Marché in Paris (Euronext: 3955) and Nasdaq (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage
Executive Vice President and Chief Financial Officer
Phone: +33 4 99 13 27 66
mike.savage@genesys.com

Marine Pouvreau
Investor Relations
Phone: +33 4 99 13 25 17
marine.pouvreau@genesys.com

Tricia Heinrich
Press Relations
Phone: +1 415 608 6651
tricia.heinrich@genesys.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 12, 2004

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer